(CHECK ONE) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 001-08803 CUSIP NUMBER 576674105

For Period Ended: August 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MATERIAL SCIENCES CORPORATION

Full Name of Registrant

Not Applicable

Former Name if Applicable

2200 East Pratt Boulevard

Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in filing the registrant’s Form 10-Q for the period ended August 31, 2005 is primarily attributable to the registrant’s previously disclosed “material weakness” in its internal control over accounting for income taxes. As a result of this material weakness, among others, the registrant was not able to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2005 until July 8, 2005 and was not able to file its Form 10-Q for the fiscal quarter ended May 31, 2005 until August 17, 2005. These material weaknesses have not yet been remediated. The registrant and its tax advisors are moving expeditiously to review the registrant’s income tax accounting and finalize the registrant’s financial statements. The completion of this review is needed to finalize the registrant’s financial statements and the disclosures to be included in the registrant’s Form 10-Q for the quarterly period ended August 31, 2005. Consequently, the registrant will not be able to file its Form 10-Q within the prescribed period without unreasonable effort or expense.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey J. Siemers (Name)	(847) (Area Code)	439-2210 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ YES ☒ NO

Form 11-K for the Savings and Investment Plan for the year ended December 31, 2004

The registrant filed a Current Report on Form 8-K on June 23, 2005 disclosing, among other things, the sale of the majority of the assets of its Electronic Materials and Devices Group (“EMD”). The registrant has not yet filed the required amendment to this form 8-K to include the pro forma financial statements and related information.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following financial information is preliminary and subject to the registrant’s finalization of its internal financial reporting procedures as noted above.

Subject to the completion of the review described in Part III above, the registrant expects to report in its Form 10-Q continued growth in both revenue and income from continuing operations before income taxes. However, consistent with estimates previously disclosed by the registrant, the fiscal quarter ended August 31, 2005 will include a loss before income taxes on the sale of EMD of approximately $2.4 million. The registrant is now reporting EMD as a discontinued operation; consequently all prior period operating results are being reclassified to reflect that presentation. The three and six months ended August 31, 2005 to be presented in the registrant’s Form 10-Q will include a pretax gain on discontinued operations for EMD of $0.4 million and a pretax loss on discontinued operations of $0.9 million, respectively, compared to a pretax loss on discontinued operations of $1.5 million and $2.9 million, respectively, in the comparable periods of 2004.

In addition, the three and six months ended August 31, 2005 will not be affected by charges previously reported in the three and six months ended August 31, 2004, such as a $4.2 million charge, incurred in the first fiscal quarter, related to the contractual prepayment penalty paid to holders of the registrant’s privately placed notes issued in 1998 and the $2.2 million of restructuring charges associated with closing its Middletown, Ohio coil coating facility.

The completion of the review described in Part III above is needed to finalize the registrant’s financial statements and determine whether or not there may be any other significant changes to the registrant’s financial statements.

Material Sciences Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 12, 2005	By:	/s/ Jeffrey J. Siemers
Jeffrey J. Siemers, Executive Vice President, Chief Administrative and Financial Officer and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).